Exhibit 99.1

RICHMONT MINES INC.
FINANCIAL STATEMENTS
2015

February 22, 2016

Table of contents
Management’s Report	3
Management’s Report on Internal Control over Financial Reporting	4
Independent Auditor’s Report of Registered Public Accounting Firm	5
Consolidated Income Statement	7
Consolidated Statement of Comprehensive Income	8
Consolidated Statement of Changes in Equity	9
Consolidated Statement of Financial Position	12
Consolidated Statement of Cash Flows	13
Notes to Consolidated Financial Statements	14

MANAGEMENT’S REPORT

The consolidated financial statements and all of the information in this report are the responsibility of the management. It is management’s responsibility to select the appropriate accounting policies and to exercise its best judgement in determining reasonable and fair estimates based on International Financial Reporting Standards. Financial information found elsewhere in this report is consistent with the consolidated financial statements. This information and the consolidated financial statements are published with the Board of Directors’ approval.

The management of Richmont Mines Inc. is required to establish and maintain adequate internal control over financial reporting. Richmont Mines Inc.’s internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Vice-President, Finance to provide reasonable assurance of the reliability of the Corporation’s financial information and the preparation of the Corporation’s financial statements for the publication of financial information in accordance with International Financial Reporting Standards.

The Board of Directors assumes its responsibilities for the financial statements primarily through the Audit Committee, made up solely of independent directors. The Audit Committee has reviewed all of the information in this report as well as the annual financial statements and has recommended they be approved by the Board. The Audit Committee also examines on a continuous basis the quarterly financial results and the results of external independent audits of accounting methods and the system of internal controls. The external auditors are free to communicate with the Audit Committee.

The following consolidated financial statements have been audited by Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their audit included the tests and other procedures they deemed necessary under the circumstances. Their independent opinion on the consolidated financial statements is presented hereinafter.

Renaud Adams	Nicole Veilleux
President and Chief Executive Officer	Vice-President, Finance

February 19, 2016

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Richmont Mines Inc. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management carried out an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2015. The framework on which such evaluation was based is contained in the report entitled “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on this evaluation, management has concluded that the system of internal control over financial reporting was effective as of December 31, 2015.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting at Richmont Mines Inc. as at December 31, 2015, which is presented hereinafter.

Renaud Adams	Nicole Veilleux
President and Chief Executive Officer	Vice-President, Finance

February 19, 2016

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Richmont Mines Inc.

We have completed integrated audits of Richmont Mines Inc.’s 2015, 2014 and 2013 consolidated financial statements and of its internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014 and the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as established by the International Accounting Standards Board, and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risks assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2015 and 2014 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards (IFRS) as established by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Richmont Mines Inc. internal control over financial reporting as at December 31, 2015, based on the criteria established in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO).

Management’s responsibility

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on the criteria established in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Montreal (Canada)

February 19, 2016

____________________________
1 CPA auditor, CA public accountancy permit no. A105359

CONSOLIDATED INCOME STATEMENT

Years ended December 31 (in thousands of Canadian dollars)

	2015	2014	2013
	$	$	$

CONTINUING OPERATIONS
Revenues (note 3)	143,733	132,196	90,213
Cost of sales (note 4)	118,334	111,898	85,832

GROSS PROFIT	25,399	20,298	4,381

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 5)	7,435	3,772	7,875
Administration (note 6)	9,809	7,627	7,514
Loss (gain) on disposal of long-term assets (note 8)	(102)	639	105
Changes in asset retirement obligations at closed sites (note 19)	814	-	-
Impairment loss on W Zone Mine (note 17.1)	-	-	13,472
Other expenses	1,693	-	-
Other revenues (note 9)	(2,130)	(102)	(154)

	17,519	11,936	28,812

OPERATING EARNINGS (LOSS)	7,880	8,362	(24,431)
Financial expenses (note 10)	82	111	1,263
Financial revenues (note 11)	(787)	(436)	(526)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	8,585	8,687	(25,168)

MINING AND INCOME TAXES (note 12)	1,797	505	7,994

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	6,788	8,182	(33,162)

NET LOSS FROM DISCONTINUED OPERATION (note 13)	-	-	(1,098)

NET EARNINGS (LOSS)	6,788	8,182	(34,260)

EARNINGS (LOSS) PER SHARE (note 14)
Basic earnings (loss) per share
Earnings (loss) from continuing operations	0.12	0.18	(0.84)
Loss from discontinued operation	-	-	(0.03)

Basic net earnings (loss)	0.12	0.18	(0.87)

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	0.12	0.18	(0.84)
Loss from discontinued operation	-	-	(0.03)

Diluted net earnings (loss)	0.12	0.18	(0.87)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	56,936	45,261	39,594

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	57,697	45,700	39,594

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Years ended December 31 (in thousands of Canadian dollars)

	2015	2014	2013
	$	$	$

NET EARNINGS (LOSS)	6,788	8,182	(34,260)

OTHER COMPREHENSIVE LOSS, NET OF TAXES
ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO NET EARNINGS (LOSS)
Fair value variation on available-for-sale financial assets	-	-	(18)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	-	(12)

OTHER COMPREHENSIVE LOSS, NET OF TAXES	-	-	(30)

TOTAL COMPREHENSIVE INCOME (LOSS)	6,788	8,182	(34,290)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2015 (in thousands of Canadian dollars)

		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

Issue of shares
Common	38,500	-	-	38,500
Exercise of share options	1,088	(343)	-	745

Common shares issue costs	(2,411)	-	-	(2,411)

Share-based compensation	-	2,023	-	2,023

Transactions with Richmont Mines shareholders	37,177	1,680	-	38,857

Net earnings and total comprehensive income	-	-	6,788	6,788

BALANCE AT DECEMBER 31, 2015	181,712	14,022	(42,132)	153,602

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED SATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2014 (in thousands of Canadian dollars)

		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	86,353

Issue of shares
Common	11,673	-	-	11,673
Exercise of share options	1,594	(505)	-	1,089

Common shares issue costs	(934)	-	-	(934)

Share-based compensation	-	1,594	-	1,594

Transactions with Richmont Mines shareholders	12,333	1,089	-	13,422

Net earnings and total comprehensive income	-	-	8,182	8,182

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2013 (in thousands of Canadian dollars)

				Available-for-
		Contributed		sale financial
	Share capital	surplus	Deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares
Exercise of share options	89	(27)	-	-	62

Issue of warrants	-	439	-	-	439

Share-based compensation	-	1,779	-	-	1,779

Transactions with Richmont Mines shareholders	89	2,191	-	-	2,280

Net loss	-	-	(34,260)	-	(34,260)

Other comprehensive loss, net of taxes
Items that will be reclassified subsequently to net earnings (loss)
Fair value variation on available-for-sale financial assets	-	-	-	(18)	(18)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	-	-	(12)	(12)

Total comprehensive loss	-	-	(34,260)	(30)	(34,290)

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	-	86,353

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

December 31 (in thousands of Canadian dollars)

	December 31,	December 31,
	2015	2014
	$	$

ASSETS

CURRENT ASSETS
Cash	61,028	35,273
Guaranteed investment certificate, 0.9%, maturing in February 2015	-	474
Receivables (note 15)	5,111	3,139
Income and mining tax assets	2,091	1,558
Exploration tax credits receivable	1,965	5,300
Inventories (note 16)	11,285	13,814
	81,480	59,558

RESTRICTED DEPOSITS (note 19 d)	831	1,016

PROPERTY, PLANT AND EQUIPMENT (note 17)	124,741	88,197

TOTAL ASSETS	207,052	148,771

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	28,907	19,487
Income and mining taxes payable	1,909	3,241
Current portion of long-term debt (note 18)	3,064	1,799
Current portion of asset retirement obligations (note 19 c)	260	194
	34,140	24,721

LONG-TERM DEBT (note 18)	7,264	5,724

ASSET RETIREMENT OBLIGATIONS (note 19 c)	9,621	8,043

DEFERRED INCOME AND MINING TAX LIABILITIES (note 12)	2,425	2,326

TOTAL LIABILITIES	53,450	40,814

EQUITY
Share capital (note 20)	181,712	144,535
Contributed surplus	14,022	12,342
Deficit	(42,132)	(48,920)

TOTAL EQUITY	153,602	107,957

TOTAL LIABILITIES AND EQUITY	207,052	148,771

Commitments and subsequent event (note 23)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Renaud Adams	Michael Pesner
Director	Director

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31 (in thousands of Canadian dollars)

	2015	2014	2013
	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	6,788	8,182	(34,260)
Adjustments for:
Depreciation and depletion	24,198	21,808	14,674
Impairment loss on W Zone Mine’s assets	-	-	13,472
Adjustment to estimated recoverable value of remaining Francoeur Mine’s assets	-	-	867
Income and mining taxes received (paid)	(1,123)	1,304	(1,541)
Interest revenues	(686)	(409)	(409)
Interest expenses on long-term debt	191	161	66
Share-based compensation	2,258	2,008	2,521
Share-based compensation settled in cash	-	(60)	(725)
Adjustment to closure allowance	24	(60)	-
Changes in asset retirement obligations at closed sites	814	-	-
Accretion expense – asset retirement obligations	81	111	81
Financing expenses	-	-	1,165
Loss (gain) on disposal of long-term assets	(102)	639	193
Gain on disposal of shares of publicly-traded companies	-	-	(12)
Mining and income taxes	1,797	505	7,994
	34,240	34,189	4,086

Net change in non-cash working capital items (note 21)	8,124	(6,910)	(630)

Cash flows from operating activities	42,364	27,279	3,456

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	-	12
Interest received	683	390	420
Restricted deposits	185	(704)	(2,737)
Guaranteed investment certificate	474	2,650	-
Property, plant and equipment – Island Gold Mine	(48,938)	(20,168)	(27,770)
Property, plant and equipment – Beaufor Mine	(1,390)	(1,623)	(980)
Property, plant and equipment – W Zone Mine	-	(234)	(3,779)
Property, plant and equipment – Monique Mine	-	(21)	(8,358)
Property, plant and equipment – Other	(1,770)	(1,006)	(1,001)
Disposition of property, plant and equipment	201	390	869

Cash flows used in investing activities	(50,555)	(20,326)	(43,324)

FINANCING ACTIVITIES
Payment of royalty payments payable	(1,000)	-	-
Payments of asset retirement obligations	(157)	(74)	-
Issue of common shares	39,245	12,762	62
Common shares issue costs	(2,411)	(934)	-
Interest paid	(191)	(160)	(66)
Financing expenses	-	-	(727)
Payments of finance lease obligations	(1,540)	(825)	(1,660)

Cash flows from (used in) financing activities	33,946	10,769	(2,391)

Net change in cash	25,755	17,722	(42,259)

Cash, beginning of year	35,273	17,551	59,810

Cash, end of year	61,028	35,273	17,551

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015, 2014 and 2013 (in thousands of Canadian dollars)

1.	General information and compliance with IFRS

Richmont Mines Inc. (the “Corporation“), is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

The consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”) that are in effect at December 31, 2015, as established by the International Accounting Standards Board.

Richmont Mines inc. is the parent company. The address of the head office is 161 avenue Principale, Rouyn-Noranda, Quebec, Canada. The Corporation’s shares are listed on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange Market (NYSE MKT), under the symbol “RIC”.

2.	Summary of accounting policies

2.1.	Overall considerations

The significant accounting policies that have been applied in the preparation of these consolidated financial statements are summarized below.

2.2.	Basis of evaluation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for available-for-sale financial assets which are measured at fair value.

2.3.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Corporation

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

IFRS 9 – Financial instruments (IFRS 9)

In July 2014, the International Accounting Standards Board (“IASB”) published IFRS 9 which replaces IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 introduces improvements which include a logical model for classification and measurement of financial assets, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 15 – Revenues from contracts with Customers (IFRS 15)

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 16 – Leases (IFRS 16)

In January 2016, the IASB published IFRS 16 which replaces IAS 17 Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all lease with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16: changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

2.4.	Basis of consolidation

The consolidated financial statements consolidate those of the parent company and all of its subsidiaries as at December 31, 2015. The parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Corporation’s subsidiaries are all 100% owned by the parent company. The financial year end of all subsidiaries is December 31.

All transactions and balances between corporations are eliminated upon consolidation, including unrealized gains and losses on transactions between these consolidated corporations. When unrealized losses on intragroup asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Corporation perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Corporation.

Earnings and loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

Subsidiaries

Details of the Corporation’s subsidiaries at December 31, 2015, are as follows:

Name of subsidiary	Principal activity	Incorporation law	Interest and voting share

Camflo Mill Inc.	Ore milling	Canada Business Corporations Act	100%

Patricia Mining Corp.	Inactive	Ontario Incorporation	100%

Louvem Mines Inc.	Inactive	Business Corporations Act (Quebec)	100%

2.5.	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and all subsidiaries. The functional currency has remained unchanged during the reporting periods for all entities of the Corporation.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items using year-end exchange rates are recognized in the income statement in “Financial revenues” or “Financial expenses”.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction (not retranslated). Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

2.6.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Corporation and the revenue can be reliably measured. Revenue is measured at fair value of the consideration received or receivable, excluding taxes.

Revenues include precious metals revenue and other revenues include milling revenue.
Precious metals revenue, based on spot metal prices, is recorded on delivery when rights and obligations related to ownership are transferred to the purchaser and assurance regarding collectability of the consideration exists.

Milling revenue is recorded when the ore processing service is rendered by the Corporation, accepted by the client and reasonable assurance regarding collectability of the consideration exists.

Interest revenue is reported on an accrual basis using the effective interest method and is included in “Financial revenues” in the income statement.

2.7.	Post employment benefits and short-term employee benefits

The Corporation provides post employment benefits through a defined contribution plan. A defined contribution plan is a pension plan under which the Corporation pays contributions, established according to a percentage of the employee’s salary, to an independent entity. The Corporation has no legal or constructive obligations to pay further contributions after its payment of the fixed contribution. The Corporation also contributes to state plans for certain employees that are considered defined contribution plans. Contributions to plans are recognized as an expense in the period that relevant employee services are received.

Short-term employee benefits, including vacation entitlement, are current liabilities included in “payables, accruals and provisions", measured at the undiscounted amount that the Corporation expects to pay as a result of the unused entitlement.

2.8.	Share-based compensation

The Corporation offers a long-term incentive plan that permits the granting of options (“Options”), restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, senior executives and other employees, consultants and service providers providing ongoing services to the Corporation.

In the event that participants are rewarded using share-based payments, the fair values of participants' services are determined by reference to the fair value of the services received or of the equity instruments granted if the Corporation cannot estimate reliably the fair value of the services received. When applicable, the fair value of each grant is evaluated using the Black-Scholes pricing model at the date of grant.

Each share-based payment is ultimately recognized as an expense (except warrants to brokers). For grants settled in equity instruments such as Options and RSUs, the compensation is considered as “contributed surplus”. For grants settled in cash or in equity instruments, at the discretion of the participant, such as SARs and Retention Awards, the fair value is the sum of the fair values of the liability component and the equity component. The Corporation first assesses the fair value of the liability component, and then the fair value of the equity component. Any subsequent change in the fair value of the liability component is recognized in the consolidated income statement. For grants settled in cash or equity instrument at the discretion of the Corporation such as RSUs, the compensation is considered as contributed surplus because the Corporation has no past practice to settle such grants in cash.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of grants expected to vest. Estimates are subsequently revised if there is any indication that the number expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods.

At the date of settlement of Options and RSUs, the proceeds received are allocated to share capital, and the accumulated expenses recorded in contributed surplus are then transferred to share capital.

At the date of settlement of SARs and Retention Awards, the Corporation shall re-measure the liability to its fair value. If the entity issues equity instruments on settlement rather than paying cash, the liability shall be transferred directly to equity, as consideration for the equity instruments issued. If the entity pays in cash on settlement rather than issuing equity instruments, that payment amount shall be applied to settle the liability in full.

2.9.	Exploration and project evaluation

Exploration and project evaluation expenditure comprises costs, depreciation and exploration tax credits that are directly attributable to:

  researching and analysing existing exploration data;
  conducting geological studies, exploratory drilling and sampling;
  examining and testing extraction and treatment methods;
  compiling pre-feasibility and feasibility studies.

Exploration expenditures relate to the initial search for deposits. Project evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having geological potential.

Exploration and project evaluation expenditures are not capitalized. Capitalization of expenditures begins when management and the Board of Directors have determined that a project has demonstrated a potential for development and an economic analysis which will be presented to, and formally approved by the Board of Directors, demonstrates the commercial viability and economic benefits of the project. There can be two different types of economic analysis that can be produced and relied upon, which indicate whether development of a property is economically feasible:

  One type is in the form of preliminary economic analysis showing the profitability of the project based on Measured or Indicated Resources;
  The second type is in the form of a pre-feasibility study or a feasibility study, which is a more detailed analysis, where the margin of error is lower. To the extent that pre-feasibility study or the feasibility study has a positive outcome, then resources are converted to reserves. This type of analysis details all costs required for the development of the project as well as production costs. When required, third party bids for part of the project are also provided.

The actual type of analysis that is prepared either internally or with the help of, or by third parties depends on factors such as the level of knowledge about the property and the project, the potential size of such project and whether the project is related or in close proximity to an existing Corporation mining site.

If the analysis demonstrates the technical feasibility and commercial viability of developing a mineral deposit identified through the exploration phase or if the analysis demonstrates a significant potential for probable future economic benefits, and if management decides to pursue the project, it is then presented to the Corporation’s Board of Directors for review and approval.

Once the commercial viability and economic benefits has been determined and approved by the Board of directors the project is classified as an Advance Exploration Project (note 2.15). Subsequent costs relating to further exploring or developing the property for eventual production are capitalized.

Although the Corporation has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the titles. Property titles may be subject to unregistered prior agreements. They can be lost or revoked if regulatory measures are not respected.

2.10.	Mining and income taxes

The income tax expense is composed of current and deferred taxes. Taxes are recognized in the income statement unless they are related to items carried in other comprehensive income or directly in shareholders’ equity.

Current income taxes and mining taxes
Current income tax and mining tax assets and/or liabilities comprise those obligations to, or claims from, tax authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. The current income tax expense is based on income for the period adjusted for non-taxable or non-deductible items. The mining tax expense is based on income for the period for each mining site in production adjusted for non-taxable or non-deductible items. Calculation of current tax and mining tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management regularly examines positions in tax returns where tax regulations are subject to interpretation. Where appropriate, the Corporation sets up a provision based on amount likely to be paid to tax authorities.

Deferred income taxes and deferred mining taxes
Deferred income taxes are recognized using the liability method on temporary differences between the tax basis of the assets and liabilities and their carrying amount in the statement of financial position. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit.

Deferred income tax assets and liabilities are calculated without discounting at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred income and mining tax liabilities

  Are generally recognized for temporary taxable differences and are always provided in full;
  Are recognized for temporary differences associated with investments in subsidiaries unless the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future;
  Are not recognized for temporary differences resulting from goodwill that is not deductible for tax purposes.

Deferred income and mining tax assets

  Are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income
  Are examined at the end of the reporting period and reduced when, in the opinion of management, it is more likely than not that the deferred income and mining tax assets will not be realized.

Deferred income and mining tax assets and liabilities are offset only when the Corporation has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred income and mining tax assets or liabilities are recognized as a component of tax income or expense in net earnings, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Under the provisions of tax legislation relating to flow-through shares, the Corporation is required to renounce its right to tax deductions for expenses related to exploration activities to the benefit of the investors. When the Corporation has renounced to its tax deductions and has incurred its admissible expenditures, the sale of tax deductions is recognized in profit or loss as a reduction to deferred tax expense and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of admissible expenditures capitalized as an asset and its tax base.

2.11.	Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to common equity holders of the parent company by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting earnings attributable to common equity holders and the weighted average number of common shares outstanding for dilutive potential common shares. The Corporation’s potentially dilutive common shares comprise stock options, warrants and RSUs. The number of shares included is computed unless they are anti-dilutive. The calculation considers that dilutive potential common shares are deemed to have been converted into common shares at the beginning of the period or, if later, at the date of issue of the potential common share. The proceeds from the exercise of such instruments are assumed to be used to purchase common shares at the average market price for the period and the difference between the number of shares and the number of shares assumed to be purchased are included in the calculation.

2.12.	Cash and cash equivalents

Cash and cash equivalents comprise cash and term deposits with original maturities of three months or less, and that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

2.13.	Exploration tax credits receivable

The Corporation is entitled to a refundable tax credit on qualified expenditures incurred in the province of Quebec. The refundable tax credits may reach 12% of qualified exploration expenditures incurred. The corporation is also entitled to a Federal tax credit on qualified exploration expenditures incurred. The exploration tax credits are recognized when the eligible expenses are incurred and when the refundable amounts can be reasonably estimated.

The exploration tax credits have been applied against the costs incurred, either as a reduction of exploration expenses or of capitalized development costs.

A valuation allowance is provided against tax credits claimed or received to the extent that recovery is not considered to be more likely than not.

2.14.	Inventories

Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of supply, ore and precious metals inventories are determined using the weighted average cost formula. The cost of ore and precious metals inventories includes all expenses directly attributable to the mineral extraction and processing process, including a systematic allocation of fixed and variable production overheads that are incurred in extracting and processing ore.

Net realizable value is the estimated selling price in the ordinary course of business less any applicable estimated cost to completion and estimated selling expenses. The amount of inventories recognized as an expense is included in the cost of sales under operating costs (note 4).

2.15.	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance, accumulated depreciation and accumulated impairment. Cost includes all costs incurred initially to acquire or construct an item of property, plant and equipment, costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and costs incurred subsequently to add to or replace part thereof.

Advanced exploration projects
Expenditures incurred on properties identified as having commercial viability and economic benefits (note 2.9) are capitalized as property, plant and equipment under this category. The costs of advanced exploration projects are not amortised. Costs include in particular, salaries and related benefits, retirement costs (note 2.17) and are accounted for net of secondary products generated during the advanced exploration phase. Upon commencement of commercial production, advanced exploration costs are transferred to the various categories of property, plant and equipment of mining sites in production and are depleted.

Depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to estimated residual value. For mines other than Island Gold, the depletion rate is calculated in accordance with the number of ounces of gold sold using proven and probable reserves. The estimated period of depletion is determined according to the reserves of each mining site in production. During the year ended December 31, 2015, for the Island Gold Mine, in order to better reflect the estimated period during which this mine will remain in production, the Corporation started to account for depletion considering the development costs incurred to develop the lower levels of the mine and also changed the depletion estimation methodology for the remaining development and other capitalized costs of the mine. The depletion rate of the Island Gold Mine is now calculated in accordance with the number of ounces of gold sold using proven and probable reserves and a portion of measured and indicated resources. The depletion calculation also takes into account future developments and equipment costs necessary to access these reserves and resources. This change in methodology is considered a change in estimate and has been accounted for prospectively from January 1, 2015. The effect of this change in estimate was a decrease of the depletion expense by $1.9 million for the year ended December 31, 2015. As at December 31, 2015, it is impracticable for the Corporation to determine the impact of this change in accounting estimate on future periods.

The depreciation is presented as depreciation and depletion and is included in the cost of sales.

Depreciation
Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of property, plant and equipment is calculated using the straight-line method based on their anticipated useful lives as follows:

  Buildings: 20 years
  Leasehold improvements: 5 years
  Equipment and rolling stock: 2 to 5 years

Others
Depreciation of an asset ceases when it is classified as held for sale or when it is derecognized. Therefore, depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated.

Material residual value estimates, estimates of useful life, proven and probable reserves and the depreciation method are updated as required, at least annually. Any changes in residual value, estimated useful life and proven and probable reserves are recognized prospectively as they occur.

The carrying amount of an item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized separately in the consolidated income statement.

2.16.	Impairment testing of property, plant and equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Reviews of the net carrying amount of mining sites in production and advanced exploration projects are carried out on a property-by-property basis, with each site representing a potential single cash-generating unit.

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value in use, management estimates expected future cash flows from each asset or cash-generating unit, and then determines an appropriate discount rate for the calculation of the expected present value of the cash flows. Discount factors are determined individually for each asset or cash-generating unit and reflect their respective risk profiles as assessed by management.

Impairment losses for cash-generating units, that is mining sites, are allocated on a pro-rata basis to the assets of that site. All the assets are assessed in each reporting period to determine whether there is any indication that an impairment loss recognized in prior periods may no longer exist. An impairment charge is reversed if the asset’s or mining site’s recoverable amount exceeds its carrying amount. However, a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) if no impairment loss had been recognized for the asset in prior years.

2.17.	Provisions, contingent liabilities and contingent assets

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Corporation and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events, for example, legal disputes, property, plant and equipment retirement obligations, and similar liabilities, or onerous contracts.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

Any reimbursement that the Corporation can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized, unless it was assumed in the course of a business combination. In a business combination, contingent liabilities are recognized in the course of the allocation of the purchase price to the assets and liabilities acquired in the business combination. They are subsequently measured at the higher amount of a comparable provision as described above and the amount initially recognized, less any amortization.

The Corporation is subject to environmental laws and regulations enacted by federal and provincial authorities. As of the reporting date, management believes that the Corporation’s operations are in compliance with current laws and regulations. To take account of estimated cash flows required to settle the obligations arising from environmentally acceptable closure plans (such as dismantling and demolition of infrastructures, removal of residual matter and site restoration), provisions are recognized in the year that the harm to the environment occurs, that is when the Corporation has an actual obligation resulting from harm to the environment, it is likely that an outflow will be required in settlement of the obligation and the obligation is reasonably determinable. These provisions are determined on the basis of the best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date or to transfer it to a third party on the same date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. A corresponding asset is recognized in property, plant and equipment when establishing the provision.

The provision is reviewed annually to reflect changes in the estimated outflow of resources as a result of changes in obligations or legislation, changes in the current market-based discount rate or an increase that reflects the passage of time. The accretion expense is recognized in net earnings as a finance expense as incurred. For operating sites, the cost of the related asset is adjusted to reflect changes (other than accretion) in the reporting period. For properties where mining activities have ceased, changes are charged directly to earnings.

Costs of asset retirement are deducted from the provision when incurred.

2.18.	Leases

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance leasing liability. The corresponding finance leasing liability is reduced by lease payments less finance charges, which are expensed as part of finance expenses.

All other leases are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

2.19.	Segment information

In identifying its operating segments, management generally uses the physical location of mining sites in production. Two segments are analyzed, sites in Quebec and sites in Ontario. Segments are reported on the same basis as the internal information reported to the chief decision makers in allocating resources to operating segments and assessing the performance of these segments. The chief decision makers are represented by the management committee.

All inter-segments transfers are carried out at arm’s length prices. The measurement policies the Corporation uses for segment reporting are the same as those used in its financial statements, except that the following are not included in arriving at the operating earnings of the Corporation’s operating segments:

  Administration expenses (including share-based compensation and corporate office remuneration);
  Exploration expenses of mining properties not located on mining sites in production;
  Exploration tax credits of mining properties not located on mining sites in production.

In addition, corporate assets which are not directly attributable to the business activities of any operating segment are not allocated to a segment. In the financial periods under review, this primarily applies to the Corporation’s assets at the headquarters.

2.20.	Equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when stock options, warrants and RSUs are exercised, the share capital account also comprises the compensation costs previously recorded as contributed surplus.

Unit placements
Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Other elements of equity
Contributed surplus includes the value attributable to warrants and charges related to share-based compensation until the exercise of options issued and the settlement of the RSUs as remuneration. This account also includes the value of equity conversion option associated with the issuance of convertible debentures, net of tax.

Retained earnings (deficit) include all current and prior period retained profits or losses.

Gains and losses on available-for-sale financial assets are included in accumulated other comprehensive income in the section entitled “available-for-sale financial assets”.

All transactions with owners of the Corporation are recorded separately within equity.

2.21.	Financial instruments

Financial assets and financial liabilities are recognized when the Corporation becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through net earnings, which are measured initially at fair value.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets of the Corporation are classified into the following categories upon initial recognition:

  loans and receivables;
  available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in net earnings or in other comprehensive income.

All financial assets are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognized in net earnings are presented within financial revenues or administrative expenses, if applicable.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. Cash, guaranteed investment certificate and receivables (except taxes receivable) fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. As at December 31, 2015 and 2014 the Corporation has no financial assets in this category.

All available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses, which are recognized in net earnings. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified to net earnings in and presented as a reclassification adjustment within other comprehensive income.

Reversals of impairment losses are recognized in other comprehensive income, except for financial assets that are debt securities which are recognized in net earnings only if the reversal can be objectively related to an event occurring after the impairment loss was recognized.

Financial liabilities

The Corporation’s financial liabilities include payables, accruals (except salaries and related benefits payable), royalty payments payable, contract payment holdbacks and the closure allowance.

Financial liabilities are measured subsequently at amortized cost using the effective interest method.

2.22.	Accounting estimates and critical judgments

The preparation of financial statements requires management to make estimates, assumptions and judgments with respect to future events. These estimates and judgments are constantly challenged. They are based on past experience and other factors, in particular, forecasts of future events that are reasonable in the circumstances. The actual results are likely to differ from the estimates, assumptions and judgments made by management, and will seldom equal the estimated results. The following paragraphs describe:

  the most critical management estimates and assumptions in the recognition and measurement of assets, liabilities and expenses;
  the most critical management judgments in applying accounting policies.

Critical accounting estimates and assumptions

Basis of depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves and, for Island Gold Mine, a portion of measured and indicated resources.

The Corporation estimates its reserves and resources using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves and measured and indicated resources is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves and measured and indicated resources could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations
The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment
Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves and, for Island Gold Mine, a portion of measured and indicated resources), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

Income taxes and deferred mining taxes
The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The Corporation also maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

Share-based compensation expense
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program.

Dismantling costs and severance costs
The Corporation estimates dismantling costs and severance costs by making assumptions such as retention of employees and timing of dismantling. The uncertainty of these estimations may lead to differences between the actual expenses and the estimated costs.

Recoverability of credits relating to resources and credits on duties refundable for losses
Uncertainties related to the review by government authorities of the Corporation’s current and prior years’ claims for the refundable tax credit relating to resources and the credit on duties refundable for losses, based on qualifying exploration expenditures under the Taxation Act (Quebec) and the Mining Tax Act (Quebec), require management to assess whether these claims will be settled in full or in part. Uncertainties exist with respect to the interpretation of tax legislation and regulations by government authorities, the amount of expenditures that may be disallowed by such authorities as a result of their interpretation of tax legislation and regulations and the timing of recovery of the credits.

Significant management judgments in applying accounting policies

Start of advanced exploration phase
The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once management has determined that a project has demonstrated a potential for development, and an economic analysis supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production
Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

  Production capacity achieved
  Recovered grade
  Stage of completion of development work

Provisions and contingent liabilities
Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

2.23.	Earnings or loss from discontinued operation

A discontinued operation is a component of the Corporation that either has been disposed of, or is classified as held for sale, and:

  represents a separate major line of business or geographical area of operations;
  is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or
  is a subsidiary acquired exclusively with a view to resale.

Earnings or loss from discontinued operation, including prior year components of earnings or loss, is presented in a single amount in the consolidated income statement. This amount, which comprises the post–tax earnings or loss of discontinued operation and the post-tax gain or loss resulting from the measurement of assets is further analysed in note 13.

3.	Revenues

Revenues include revenue from gold sales and silver sales.

4.	Cost of sales

The cost of sales includes the following items:

	2015	2014	2013
	$	$	$

Operating costs	92,719	87,984	69,688
Royalties	1,953	2,335	1,910
Depreciation and depletion	23,662	21,579	14,234

	118,334	111,898	85,832

5.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	2015	2014	2013
	$	$	$

Beaufor Mine	2,679	1,733	1,929
Island Gold Mine	4,600	771	4,532
Wasamac property	94	169	1,102
Monique Mine	-	2	221
Other properties	32	154	347
Project evaluation	521	357	474

Exploration and project evaluation before depreciation and exploration tax credits	7,926	3,186	8,605

Depreciation	41	71	229
Exploration tax credits, including adjustments[1]	(532)	515	(959)

	7,435	3,772	7,875

[1]	In 2012, the Corporation received a draft assessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011, and an amount of $4,141 initially recorded as exploration tax credits receivable was then reversed and reflected as an increase to property, plant and equipment. In the first quarter of 2014, the Corporation received the final notice of reassessment and settled the financial reporting for this contingency by recording a further $302 reduction of the exploration tax credits and an interest expense of $210, included in « administration ».

In the first quarter of 2015, the Corporation received the final notice of reassessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for the year 2012. Consequently, the Corporation recorded a $350 reduction of the exploration tax credits.

6.	Administration

The administration expenses include the following items:

	2015	2014		2013
	$	$		$

Salaries, director’ fees and related benefits	3,678	2,484		3,320
Severance compensation to Executives and other employees	902	1,269	[1]	269
Share-based compensation	2,081	1,506		1,887
Consultants	1,203	851		1,176
Depreciation	151	158		211
Miscellaneous	1,794	1,359		651

	9,809	7,627		7,514
[1]	Severance compensation is related to the departure of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and comprises $945 of cash severance and $324 of share-based compensation expense.

7.	Employees and directors remuneration

7.1.	Employees and directors remuneration

Expenses recognised for employees and directors remuneration are presented below:

	2015	2014	2013
	$	$	$

Salaries and related benefits	45,902	40,432	44,497
Severance compensation	902	1,050	700
Directors’ fees and related benefits	463	515	563
Share-based compensation	2,258	2,008	2,521
Defined contribution plans	1,240	1,085	1,220
State plans	1,125	1,115	1,282

	51,890	46,205	50,783

Less: salaries capitalized in property, plant and equipment	5,767	5,297	8,680

	46,123	40,908	42,103

7.2.	Share-based compensation

a)

In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant. Currently the policy of the Corporation is to issue options that vest one third one year after the grant date, one third on the second anniversary of the grant date, and one third at the third anniversary of the grant date and expire five years after the date of grant. In previous years, options vested as above or in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; or options that vested 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; or options that vested on August 8, 2016 and expire five years after the date of grant; or options that vest 100% on the grant date and expire five years after the date of grant.

A summary of the status of options outstanding under the Corporation’s New Plan and changes during the years 2015, 2014 and 2013 is presented below:

		2015		2014		2013
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding, beginning of year	2,345	3.14	2,505	2.64	900	5.05
Granted	403	3.90	879	3.38	1,639	1.30
Exercised	(439)	1.70	(605)	1.65	-	-
Forfeited	(169)	2.76	(434)	2.84	(34)	3.54

Options outstanding, end of year	2,140	3.61	2,345	3.14	2,505	2.64

Exercisable options, end of year	849	3.78	876	2.87	854	2.36

The following table summarizes information about the options issued under the Corporation’s New Plan at December 31, 2015:

	Options outstanding at			Exercisable options at
	December 31, 2015			December 31, 2015
		Weighted
		average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$
$1.08 to $1.29	397	2.9	1.15	132	1.08
$2.19 to $2.34	94	3.6	2.31	34	2.30
$2.51 to $3.31	330	3.5	2.94	201	2.75
$3.73 to $4.36	967	3.8	3.89	271	3.87
$6.57	352	2.4	6.57	211	6.57
	2,140	3.4	3.61	849	3.78

The weighted average market share price at the date of exercise was $3.97 in 2015 ($2.88 in 2014).

During the year ended December 31, 2015, the Corporation granted 16,200 restricted share units (186,900 in 2014) at a weighted average price of $4.08 per share ($3.73 per share in 2014) and 9,700 restricted share units were forfeited at a weighted average price of $3.73 per share. Each restricted share unit is equal in value to one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of three years. The number of restricted share units outstanding as at December 31, 2015, totaled 193,400 units. Two types of restricted share units are issued: (1) restricted share units that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, (2) restricted share units that fully vest at the earliest of three years after the grant date or upon the Director leaving the Board.

b)

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and vested cumulatively thereafter on every anniversary date over a length of four years. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

A summary of the status, in 2015, 2014 and 2013, of the options outstanding under the Corporation’s Initial Plan, and changes during the years then ended, is presented below:

		2015		2014		2013
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding, beginning of year	567	7.62	935	6.93	1,378	6.44
Exercised	-	-	(25)	3.55	(30)	2.07
Forfeited	(50)	10.87	(193)	7.76	(312)	6.76
Expired	(457)	6.89	(150)	3.79	(101)	2.24

Options outstanding, end of year	60	10.53	567	7.62	935	6.93

Exercisable options, end of year	60	10.53	444	6.60	629	5.71

The following table summarizes information about the options issued under the Corporation’s Initial Plan at December 31, 2015:

	Options outstanding at			Exercisable options at
	December 31, 2015			December 31, 2015
Exercise		Weighted
price		average	Weighted		Weighted
	Number	remaining	average	Number	average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$
$6.86	12	0.5	6.86	12	6.86
$10.87 to $12.03	48	0.9	11.45	48	11.45
	60	0.8	10.53	60	10.53

The weighted average market share price at the date of exercise was $3.69 in 2014 and $3.25 in 2013.

c)

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2015, the total amount that could be paid as Retention Awards under these agreements is 1.75 million dollars (2.0 million dollars in 2014, 2.25 million dollars in 2013). The cost recorded in 2015 is $235 ($456 in 2014, $742 in 2013) and the liability to this effect amounts to $1,234 as at December 31, 2015 ($982 in 2014, $711 in 2013), which corresponds to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)

In addition, 800,000 inducement options were granted on October 16, 2014 to the incoming CEO. In compliance with TSX rules, these are considered outside of the Corporation’s plan. These options vested in thirds on December 1st , 2015, and thereafter on December 1st 2016 and 2017, and expire five years after the date of grant. These options have an exercise price of $2.46. As at December 31, 2015, all options are outstanding and 266,666 are exercisable.

e)	During 2015, the Corporation granted 403,000 share options to directors, officers and employees (1,679,100 in 2014 and 1,639,000 in 2013).

The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $1.81 ($1.45 in 2014 and $0.58 in 2013).
The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2015	2014	2013

Exercise price	$3.90	$2.99	$1.34
Share price	$3.90	$2.99	$1.34
Risk-free interest rate	0.7%	1.4%	1.5%
Expected life	3.7 years	3.9 years	3.8 years
Expected volatility	61%	63%	56%
Expected dividend yield	0.0%	0.0%	0.0%

The expected underlying volatility was based on the historical data of the Corporation’s shares over a period equivalent to the expected average life of the options.

The Corporation may grant rights to acquire shares totalling up to 10% of the total issued and outstanding common shares of the Corporation at the time of the granting. Options issued outside of plans are not accounted for in this calculation. As of December 31, 2015, a total of 3,634,366 options could still be issued.

8.	Loss (gain) on disposal of long-term assets

The loss (gain) on disposal of long-term assets includes the following items:

	2015	2014	2013
	$	$	$

Exploration mining assets	-	493	-
Mining equipment	(102)	146	105

	(102)	639	105

9.	Other revenues

Other revenues include, among others, custom milling, revenues from the sale of scrap material and rental revenue.

10.	Financial expenses

The financial expenses consist of the following items:

	2015	2014	2013
	$	$	$

Accretion expense – asset retirement obligations	82	111	81
Interest on finance lease obligations[1]	-	-	17
Financing expenses (note 20 b)	-	-	1,165

	82	111	1,263

[1]	The interest on operating mine finance lease obligations is included in operating costs and amounted to $191 in 2015 (in 2014, $161 was included in operating costs and in 2013, $14 was recorded as property, plant and equipment and a financial expense of $52 was included in operating costs).

11.	Financial revenues

The financial revenues consist of the following items:

	2015	2014	2013
	$	$	$

Interest on cash and cash equivalents	686	409	405
Gain on disposal of shares of publicly-traded companies	-	-	12
Foreign exchange gain	101	27	109
	787	436	526

12.	Mining and income taxes

Income taxes

Mining and income tax expense consists of:

	2015	2014	2013
	$	$	$

Current taxes	1,698	78	785
Deferred taxes	99	427	7,209

	1,797	505	7,994

The income tax expense attributable to earnings from continuing operations differs from the amounts computed by applying the combined federal and provincial income tax rate of 26.68% (26.71% in 2014 and 26.71% in 2013) to earnings before mining and income taxes as a result of the following:

	2015	2014	2013
	$	$	$

Earnings (loss) before mining and income taxes	8,585	8,687	(25,168)

Tax expense (recovery) at combined statutory rate	2,290	2,320	(6,722)
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(408)	(354)	(104)
Deductible mining taxes	716	(130)	58
Recording of deferred income tax assets unrecognized previously	(829)	(2,877)	-
Impact of the change in tax rates	(109)	1,418	410
Adjustment of previously deferred taxes	(1,217)	(327)	311
Non deductible expenses	554	492	608
Deferred income tax assets unrecognized on temporary differences during the year	-	71	13,705
Other	(35)	12	3

Income taxes	962	625	8,269
Mining tax	835	(120)	(275)

Total mining and income tax expense	1,797	505	7,994

During the year ended in 2014 and 2015, the Corporation amended prior years’ mining tax returns following the refusal by the Quebec tax authorities to allow the payment of credits relating to resources which had been previously claimed. The amendments to tax attributes results in the Corporation now claiming the payment of $2.1 million for credits on duties refundable for losses for prior years under the Mining Tax Act (Quebec). The calculation of the Corporation’s credits is subject to review by government authorities that may disallow certain expenditures based on their interpretation of tax legislation and regulations and the tax treatment of such expenditures cannot be finally determined until notices of assessment and payments have been received. The Corporation decided to take a conservative approach and to account for only a portion of the claimed amounts as income and mining tax assets.

Differences arising between the actual results following final resolution of some of these claims and the assumptions made could necessitate adjustments to the credit on duties refundable for losses and income tax expenses in future periods.

	Balance		Balance
	January 1,	Recognized	December 31,
	2015	in net income	2015
	$	$	$

Deferred income and mining taxes assets (liabilities)
Property, plant and equipment - creditor	(2,521)	(133)	(2,654)
Property, plant and equipment - debtor	259	(1)	258
Asset retirement obligations	176	24	200
Exploration credits	(265)	1	(264)
Severance pay	25	10	35
	(2,326)	(99)	(2,425)

Presented in the consolidated statement of financial position:
Deferred income and mining tax assets			-
Deferred income and mining tax liabilities			(2,425)

	Balance		Balance
	January 1,	Recognized	December 31,
	2014	in net income	2014
	$	$	$

Deferred income and mining taxes assets (liabilities)
Property, plant and equipment - creditor	(2,088)	(433)	(2,521)
Property, plant and equipment - debtor	263	(4)	259
Asset retirement obligations	188	(12)	176
Exploration credits	(274)	9	(265)
Severance pay	12	13	25

	(1,899)	(427)	(2,326)
Presented in the consolidated statement of financial position:
Deferred income and mining tax assets			-
Deferred income and mining tax liabilities			(2,326)

Deferred tax assets and liabilities

The following differences between the carrying amounts and tax bases from timing differences, unused tax losses and unused tax credits give rise to the following recognized deferred tax assets and liabilities:

	December 31, 2015
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	258	(2,654)	(2,396)
Asset retirement obligations	200	-	200
Exploration credits	-	(264)	(264)
Severance pay	35	-	35

Recognized deferred tax assets and liabilities	493	(2,918)	(2,425)

	December 31, 2014
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	259	(2,521)	(2,262)
Asset retirement obligations	176	-	176
Exploration credits	-	(265)	(265)
Severance pay	25	-	25

Recognized deferred tax assets and liabilities	460	(2,786)	(2,326)

The Corporation has the following timing differences:

	December 31, 2015
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	67,352	114,275	1,237
Asset retirement obligations	9,881	9,881	3,727
Deductible future mining taxes	2,425	2,425	-
Severance pay	2,209	2,209	749
Share issue costs	2,697	2,697	-

	84,564	131,487	5,713

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, all deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $24,922.

	December 31, 2014
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	70,553	125,839	32,719
Asset retirement obligations	8,061	8,061	2,569
Deductible future mining taxes	2,326	2,326	-
Severance pay	1,931	1,931	667
Share issue costs	1,254	1,254	-

	84,125	139,411	35,955

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $30,409.

13.	Net loss from discontinued operation

At the end of November 2012, management made the decision to cease commercial gold production at the Francoeur Mine. This Mine was part of the Corporation’s Quebec segment. As a result, revenues, expenses and losses relating to the discontinuation of this operation were segregated from the Corporation’s results from continuing operations, and are shown as a single line item in the consolidated income statement.

Operational results for the Francoeur Mine which closed on November 30, 2012 and charges related to the dismantling and closure after this date are summarized as follows:

	2015	2014	2013
	$	$	$

Revenues
Revenues	-	-	1,837
Cost of sales	-	-	1,807

Gross profit	-	-	30

Other expenses (revenues)
Loss on disposal of long-term assets	-	-	88
Adjustment to estimated recoverable value of remaining Francoeur Mine assets	-	-	867
Dismantling costs	-	-	182
Other revenues	-	-	(9)
	-	-	1,128
Operating loss	-	-	(1,098)

Net loss from discontinued operation	-	-	(1,098)

Cash flows used in discontinued operation

	2015	2014	2013
	$	$	$

Cash flows used in operating activities	-	-	(5,271)
Cash flows from investing activities	-	-	825

	-	-	(4,446)

14.	Earnings per share

Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2015	2014	2013

Weighted average number of shares used in basic earnings per share (in thousands)	56,936	45,261	39,594

Shares deemed to be issued in respect of stock option purchase plans, warrants and RSUs (in thousands)	761	439	-

Weighted average number of shares used in diluted earnings per share (in thousands)	57,697	45,700	39,594

15.	Receivables

The receivables include the following items:

	December 31,	December 31,
	2015	2014
	$	$

Taxes receivable	3,789	2,574
Prepayments and deposits	821	298
Others	501	267

	5,111	3,139

16.	Inventories

The inventories include the following items:

	December 31,	December 31,
	2015	2014
	$	$

Precious metals	1,313	2,067
Ore	5,328	7,939
Supplies	4,644	3,808

	11,285	13,814

During the year ended December 31, 2015, a write-down of inventories of $61 was recognized as an expense (write-down of inventories of $41 in 2014 and write-down of inventories of $332 in 2013, including $80 from discontinued operation). There was no reversal of write-down in 2015, 2014 and 2013.

17.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2015	5,111	112,710	15,529	38,472	171,822	1,621	1,074	2,695	174,517
Additions	-	29,266	15,344	15,218	59,828	15	91	106	59,934
Disposals and write-off	-	-	(20)	(405)	(425)	(5)	(74)	(79)	(504)
Transfers	-	-	1	14	15	(1)	(14)	(15)	-
Adjustments to the asset retirement obligations	-	906	-	-	906	-	-	-	906
Balance at December 31, 2015	5,111	142,882	30,854	53,299	232,146	1,630	1,077	2,707	234,853
Depreciation and depletion
Balance at January 1, 2015	1,270	53,794	9,221	21,123	85,408	456	456	912	86,320
Depreciation and depletion	631	15,705	2,598	5,081	24,015	109	74	183	24,198
Disposals and write-off	-	-	(20)	(361)	(381)	-	(25)	(25)	(406)
Balance at December 31, 2015	1,901	69,499	11,799	25,843	109,042	565	505	1,070	110,112
Carrying amount at December 31, 2015	3,210	73,383	19,055	27,456	123,104	1,065	572	1,637	124,741

	Mining sites in production					Corporate office and others			Advanced exploration projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2014	1,965	76,888	13,443	36,039	128,335	2,211	1,468	3,679	16,444	148,458
Additions	3,146	15,397	1,433	2,280	22,256	-	-	-	4,948	27,204
Disposals and write-off	-	-	-	(420)	(420)	(590)	(330)	(920)	-	(1,340)
Exploration tax credits	-	(72)	-	-	(72)	-	-	-	-	(72)
Transfers	-	20,230	653	573	21,456	-	(64)	(64)	(21,392)	-
Adjustments to the asset retirement obligations	-	267	-	-	267	-	-	-	-	267
Balance at December 31, 2014	5,111	112,710	15,529	38,472	171,822	1,621	1,074	2,695	-	174,517
Depreciation and depletion
Balance at January 1, 2014	1,027	41,391	6,520	15,049	63,987	393	400	793	-	64,780
Depreciation and depletion	243	12,403	2,701	6,251	21,598	127	83	210	-	21,808
Disposals and write-off	-	-	-	(197)	(197)	(64)	(7)	(71)	-	(268)
Transfers	-	-	-	20	20	-	(20)	(20)	-	-
Balance at December 31, 2014	1,270	53,794	9,221	21,123	85,408	456	456	912	-	86,320
Carrying amount at December 31, 2014	3,841	58,916	6,308	17,349	86,414	1,165	618	1,783	-	88,197

During the year ended December 31, 2014, the Corporation started mining the deep zone of Island Gold Mine. As a result, assets for this project were transferred from “advanced exploration projects” classification into the “Mining Sites in Production” classification.

During the year ended December 31, 2015, the Beaufor Mine’s average depletion rate was 56 dollars per ounce sold (96 dollars in 2014), the Island Gold Mine’s average depletion rate was 349 dollars per ounce sold (248 dollars in 2014) and the Monique Mine’s average depletion rate was 153 dollars per ounce sold (257 dollars in 2014). Camflo Mill had an average depletion rate of 3.75 dollars per processed tonnes for the year ended December 31, 2015 (3.06 dollars in 2014).

17.1. Impairment loss

Property, plant and equipment that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is determined on the basis of value-in-use. For the purpose of this test, the Corporation has determined that each mine site represented a cash-generating unit.

For the year ended December 31, 2013, considering a reduction in proven and probable reserves at the W Zone Mine, management determined that an impairment loss of $13,472 was required. A discount rate of 9% was used by the Corporation to determine the value-in-use. Value-in-use was estimated at $3,087.

18.	Long-term debt

Long-term debt includes the following financial liabilities:

	December 31,	December 31,
	2015	2014
	$	$

Royalty payments payable a)	1,000	2,000
Finance lease obligations b)	6,057	2,912
Contract payment holdbacks c)	1,500	1,116
Long-term share-based compensation (note 7.2 c)	1,234	982
Closure allowance d)	537	513

	10,328	7,523

Current portion	3,064	1,799

	7,264	5,724

a)	On August 5, 2014, the Corporation signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return (NSR) royalty that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, made a payment of $1,000 on January 3, 2015 and made an additional payment of $1,000 on January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $300 as of January 3, 2017, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royalty payments will be credited against any future NSR payments.

b)	During the year ended December 31, 2015, the Corporation acquired rolling stock at a cost of $4,685 via six finance leases ($4,402 via five finance leases in 2014). The Corporation benefits from an option of a lower purchase price at the end of these contracts.

The net carrying value of the rolling stock under finance leases amounts to $7,020 ($3,300 in 2014).

Future minimum finance lease payments at December 31, 2015 are as follows:

		Minimum lease payments due
	2016	2017	2018	2019	Total

December 31, 2015:
Lease payments	2,306	2,633	937	632	6,508
Finance charges	(242)	(142)	(52)	(15)	(451)

Net present values	2,064	2,491	885	617	6,057

c)	Contract payment holdbacks represent amounts that are payable to suppliers for work that has already been completed. The holdback is payable upon completion of the contract, once the Corporation has deemed that the work meets requirements or when the contract is terminated. As at December 31, 2015, the Corporation has not yet deemed that the work done by the supplier meets requirements and estimates that the payment of the holdback will not occur in the next year (note 24).

d)	This closure allowance is payable upon the closure of the Beaufor Mine anticipated to be in 2018. Although no specific date or timeframe has been established for the closure of the mine, this closure allowance has been established using the best estimation of the amount that would be payable when the division will close.

19.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

a)	Changes in asset retirement obligations

The following table sets forth the variation in the asset retirement obligations for the years ended December 31, 2015 and 2014:

	2015	2014
	$	$

Balance, beginning of year	8,237	7,933
Accretion expense	81	111
Payments – Monique Mine	(135)	-
Payments – Francoeur Mine	(22)	(74)
Changes to estimated cash flow and payment schedules at operating sites	906	267
Changes to estimated cash flow and payment schedules at closed sites	814	-

Balance, end of year	9,881	8,237

b)	Information used in the calculation of obligations

The rate used to determine the future value of the obligations is based on the expected life of the operation and varies between 3.0% and 3.5% (between 3.0% and 3.5% in 2014) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the present value of the obligations varies between 0.6% and 1.3% (between 1.0% and 1.6% in 2014). The payments schedule was determined by taking into account the proven and probable reserves (and a portion of measured and indicated resources for Island Gold Mine), the estimated annual production level and the estimated mine life. The following table sets forth the estimated cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2015:

	Total amount	Anticipated
	of the estimated	cash flows
	cash flows	payment schedule
2015	$

Island Gold Mine	2,217	2023
Beaufor Mine	1,386	2019
Camflo Mill	4,289	2019
Monique Mine	1,541	2016 and after
Francoeur Mine	849	2016 and after

	10,282

In 2015, the schedules of the estimated cash flows of future retirement costs of the Beaufor Mine, Camflo Mill and the Island Gold Mine were revised to take into account their updated estimated reserves (and a portion of resources for Island Gold Mine) and their estimated mine life.

In 2014, the schedules of the estimated cash flows of future retirement costs of the Beaufor Mine and the Island Gold Mine were revised to take into account their updated estimated reserves and their estimated mine life.

c)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations:

	December 31,	December 31,
	2015	2014
	$	$

Camflo Mill	4,154	3,731
Island Gold Mine	2,000	1,937
Monique Mine	1,536	976
Beaufor Mine	1,342	846
Francoeur Mine	849	747

	9,881	8,237

Current portion	260	194

	9,621	8,043

d)	Restricted deposits and letters of credit

Most of the restricted deposits relate specifically to site restoration. As at December 31, 2015, the Corporation has $117 in restricted deposits with the Quebec government, $708 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,900 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2014). The following table provides the allocation of restricted deposits and letters of credit issued as at December 31, 2015:

	2015	2014
	$	$

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	708	601
Beaufor Mine	107	107
Other	10	10

	825	718

Other	6	298

	831	1,016
Letters of credit[1]
Camflo Mill	2,505	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	471	314
Monique Mine	948	948
Beaufor Mine	488	-

	5,391	3,573

[1]	Since June 30, 2014, letters of credit have been secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment and rolling stock which has a net carrying value of $21,151 ($14,667 in 2014). Prior to that, letters of credit were secured by the guaranteed investment certificate.

In light of a modification to the Quebec Mining Law, the financial guarantee for each of the Corporation’s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation increased the letters of credit issued as financial guarantee by $1,818 in 2015 and must increase the financial guarantees by $1,190 in 2016.

As at December 31, 2014, the Corporation had guaranteed the restoration of its mining sites by $117 in restricted deposits with the Quebec government, $601 in restricted deposits with the Ontario government and by the pledge of letters of credit amounting to $3,573.

20.	Share capital

Authorized: Unlimited number of common shares with no par value

	Number	2015	Number	2014	Number	2013
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid: Common shares
Balance, beginning of year	48,276	144,535	39,596	132,202	39,566	132,113
Issue of shares for cash a)
Common	9,625	38,500	8,050	11,673	-	-
Exercise of stock options	439	1,088	630	1,594	30	89
Common shares issue costs, net of future tax asset a)	-	(2,411)	-	(934)	-	-

Balance, end of year	58,340	181,712	48,276	144,535	39,596	132,202

a)	Issue of shares

On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million common shares, and generated aggregate gross proceeds of $38,500. A share issue cost of $2,411 was incurred relating to the issuance of common shares. A deferred tax asset of $637 related to the share issue cost was not recognized.

In 2015, the Corporation issued 438,740 common shares (630,120 in 2014 and 30,000 in 2013) following the exercise of stock options and received cash proceeds in the amount of $745 ($1,089 in 2014 and $62 in 2013). Contributed surplus was reduced by $343 ($505 in 2014 and $27 in 2013) which represents the fair value of the exercised stock options.

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11,673. A share issue cost of $934 was incurred relating to the issuance of common shares. A deferred tax asset of $249 related to the share issue cost was not recognized.

b)	Warrants

During the year ended December 31, 2013, the Corporation established a Senior Secured Credit Facility for up to US$50.0 million. By mutual agreement between the Corporation and the lender, the Facility was terminated on December 20, 2013. The Corporation incurred financing costs of $1,165 related to this Facility, which was recorded as financial expenses. As part of the terms of the Facility, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. The method used to recognize the value of these warrants is the fair value method which at the grant date, calculated using the Black and Scholes pricing model, is $0.54 per warrant. Consequently, an amount of $439 was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs. The assumptions used in the Black & Scholes model were a strike price of $2.45, a stock price of $1.77, a risk-free interest rate of 1.18%, an expected life of 3 years, an expected volatility of 59% and an expected dividend yield of 0%. The expected underlying volatility was based on the historical volatility of the Corporation’s shares over a period of 3 years. As at December 31, 2015, 2014 and 2013, 812,500 warrants are issued and exercisable.

21.	Consolidated statements of cash flows

	2015	2014	2013
	$	$	$

Net change in non-cash working capital items
Receivables	(1,969)	(207)	(98)
Exploration tax credits receivable	895	442	(959)
Inventories	2,529	(4,739)	(1,311)
Payables, accruals and provisions	6,669	(2,406)	1,738

	8,124	(6,910)	(630)
Supplemental information
Transactions with no impact on cash flows:
Property, plant and equipment increase (decrease) as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligation	906	266	127
Property, plant and equipment increase as a result of a new asset retirement obligations –Monique Mine	-	-	980

Payables, accruals and provisions related to property, plant and equipment	6,645	3,894	1,898

Increase in long-term debt related to property, plant and equipment	5,069	2,116	1,000

In 2015, an amount of $17, included in long-term share-based compensation, was recorded as an increase in property, plant and equipment ($42 in 2014 and $117 in 2013). This amount is not included in the investing activities section. Furthermore, in 2014, an amount of $72 ($1,125 in 2013), included in exploration tax credits receivable, was recorded as a reduction in property, plant and equipment.

During the year 2014, an amount of $3,124 was transferred from restricted deposits to guaranteed investment certificates. This is not reflected in the consolidated statement of cash flows as it is a non-cash event.

During the year 2015, $2,440 in exploration tax credits receivable was used to reduce income and mining taxes payable.

22.	Related party transactions

22.1.	Transactions with key management personnel

The key management personnel include members of the Board of Directors and named executive officers of the Corporation consisting of the President and Chief Executive Officer, the Vice-President, Business Development, the Vice-President, Exploration, the Vice-President, Finance and the Vice-President, Investor Relations. Key management personnel remuneration includes the following expenses.

	2015	2014	2013
	$	$	$

Short-term benefits
Salaries, directors’fees, bonuses and other benefits	2,598	1,957	2,336
Professional fees	-	249	-
Severance compensation	840	945	266
Related benefits	148	110	78

Total short-term benefits	3,586	3,261	2,680

Post-employment benefits
Defined contribution pension plan	32	22	9
State plan	26	23	23

Total post-employment benefits	58	45	32

Stock-based compensation	1,497	1,169	1,328

	5,141	4,475	4,040

During 2015, key management exercised 331,200 share options (105,000 in 2014), with a total exercise price of $525 ($192 in 2014). During 2013, key management did not exercise any share options.

22.2.	Other transaction

The former corporate secretary, who is a partner at a law firm, resigned from the position as corporate secretary on May 9, 2013. From January 2013 until the date of his resignation, the Corporation received professional services from this firm for a total consideration of $60, including taxes.

23.	Commitments

The Corporation is subject to pay the following royalties:

  Beaufor Mine and the W Zone Mine: $30 per ounce produced on 50% of the production from Beaufor property, $30 per ounce produced from Perron property and a 25% net profit interest royalty per ounce produced from Pascalis property;
  Island Gold Mine: a 3% net smelter return royalty per ounce produced from the Lochalsh claims, a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims and a 4.38% net smelter return royalty and a 10.38% net profit interest royalty per ounce produced from Goudreau Lake property;
  Monique Mine: a 0.38% smelter return royalty per ounce produced.

Royalty payments could be payable on other properties if such other properties are brought into commercial production.

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return royalty (NSR) that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, made a payment of $1,000 on January 3, 2015 and made an additional payment of $1,000 on January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $300 as of January 3, 2017, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

The Corporation is committed, under two operating leases expiring in December 2017 and May 2020, to pay a total sum of $954 for office space. Minimum rental payments amount to $297 for 2016 and 2017, $149 for 2018 and 2019 and $62 for 2020. One operating lease is subject to sublease expiring in December 2017, for an annual amount of $96.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2,000 in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2016.

24.	Contingencies

The Corporation is involved in the following legal proceedings against the Corporation:

a)	The Corporation filed a lawsuit against a supplier (the “supplier”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The supplier disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the supplier had to absorb substantial costs following the breach of contract;

b)	The second dispute is related to an invoice that the Corporation is contesting because the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. The Corporation made a counter-claim to be reimbursed for the amount that had to be spent in order to redo the repairs.

Management is of the opinion that the basis of the litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Furthermore, in 2013, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15,500. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect. As at December 31, 2015, a contract holdback amount of $1,000 remains unpaid by the Corporation related to this work.

25.	Capital disclosures

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support the development of its mining assets and ongoing exploration programs, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

The Corporation defines its capital as its equity.

The Corporation manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets. The Corporation is not subject to externally imposed capital requirements. The Corporation’s management of capital remained unchanged since the previous year.

26.	Financial instruments and risk management

a)	Fair value

The following table presents the carrying amounts and fair values of each financial instruments category:

		December 31, 2015		December 31, 2014
		Book	Fair	Book	Fair
	Fair value	value	value	Value	Value
	hierarchy	$	$	$	$

Loans and receivables
Cash[1]		61,028	61,028	35,273	35,273
Guaranteed investment certificate[1]		-	-	474	474
Receivables[1]		501	501	267	267

		61,529	61,529	36,014	36,014
Financial liabilities, at amortized cost
Payables, accruals and provisions[1]		20,226	20,226	12,681	12,681
Royalty payments payable[2]	Level 2	1,000	1,000	2,000	2,000
Finance lease obligations[2]	Level 2	6,057	6,057	2,912	2,912
Contract payment holdbacks[2]	Level 2	1,500	1,500	1,116	1,116
Closure allowance[2]	Level 2	537	537	513	513

		29,320	29,320	19,222	19,222

[1]	The Corporation owns and assumes financial assets and liabilities such as cash, guaranteed investment certificate and receivables (except taxes receivable), as well as payables, accruals and provisions (except salaries and related benefits payable). The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

[2]	The fair value was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the royalty payments payable, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

b)	Fair value hierarchy

Financial instruments recognized at fair value and financial instruments measured at amortized cost for which the fair value is disclosed on the Consolidated Statement of Financial Position must be classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1: quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2: valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;

Level 3: valuation techniques with significant unobservable market inputs.

c)	Market risk

The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation could manage its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to fluctuations of interest rates for its cash. The risks and the management of those risks were unchanged compared to previous years. The exposure to fluctuations of interest rates is not significant.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Corporation does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk
Exposure to currency exchange rates arises from revenues from the sale of precious metals and purchases that the Corporation carries out abroad. All of the Corporation’s precious metal revenues are either earned in or based on U.S. dollars precious metal prices, while the majority of its operating costs are in Canadian dollars.

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the years 2015 and 2014 the Corporation did not enter into any forward exchange contracts. At December 31, 2015 and 2014, assets and liabilities denominated in US dollars are not significant.

The following table illustrates the sensitivity of net earnings and equity in regards to the US dollar/ Canadian dollar exchange rate, all other variables being constant. It assumes a +/- 17% change of the US dollar/ Canadian dollar exchange rate for the reporting period ended December 31, 2015 (+/- 9% for the reporting period ended December 31, 2014 and +/- 8% for the reporting period ended December 31, 2013). These percentages have been determined based on the average market volatility in exchange rates in the preceding twelve months. The sensitivity analysis assumes that all the Corporation revenues are U.S. dollars based for the reporting period.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)
2015	+/- 17% (US$ / CAN$)	+/- 17,544
2014	+/- 9% (US$ / CAN$)	+/- 8,592
2013	+/- 8% (US$ / CAN$)	+/- 5,424

Commodity price risk
The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2015, 2014 and 2013, the Corporation did not enter into any hedging contracts for its gold production.

The following table illustrates the sensitivity of net earnings and equity to movements in the price of gold, all other variables being constant. It assumes a +/- 10% change in the average selling price of gold realized (US$ per ounce), taking into account the average exchange rate for the corresponding year.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2015
Average exchange rate (US$/CAN$) 1.2787	+/- 10%	+/- 10,367
2014
Average exchange rate (US$/CAN$) 1.1045	+/- 10%	+/- 9,566
2013
Average exchange rate (US$/CAN$) 1.0299	+/- 10%	+/- 6,328

d)	Credit risk

Financial instruments that expose the Corporation to a credit risk consist of receivables (except taxes receivable) and cash. The receivables partially consist of prepayments and consequently the exposure to credit risk for the receivables is reduced.

The Corporation invests its cash in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2015 and 2014, the Corporation’s cash and guaranteed investment certificate are held through one financial institution.

As at December 31, 2015, the cash was invested with an effective rate of 0.9% (1.20% as at December 31, 2014).

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management were the same as during the previous year.

Payables, accruals and provisions are due in the next financial year.

Payments for the royalty payments payable, finance lease obligations, contracts payment holdbacks and closure allowance are disclosed in note 18.

27.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2015 compared to annual financial statements of 2014 and 2013 in the basis of segmentation or the basis of evaluation of segment result.

2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	66,012	77,721	143,733	-	143,733
Cost of sales	45,921	72,413	118,334	-	118,334

Gross profit	20,091	5,308	25,399	-	25,399

Exploration and project evaluation	2,683	4,600	7,283	152	7,435
Administration	-	-	-	9,809	9,809
Loss (gain) on disposal of long-term assets	(111)	15	(96)	(6)	(102)
Changes in asset retirement obligations at closed sites	691	-	691	123	814
Other expenses	1,693	-	1,693	-	1,693
Other revenues	(2,109)	(20)	(2,129)	(1)	(2,130)
	2,847	4,595	7,442	10,077	17,519
Operating earnings (loss)	17,244	713	17,957	(10,077)	7,880

Financial expenses	51	31	82	-	82
Financial revenues	(3)	(6)	(9)	(778)	(787)

Earnings (loss) before taxes	17,196	688	17,884	(9,299)	8,585

Addition of property, plant and equipment	3,054	48,938	51,992	106	52,098

Current assets	9,284	10,211	19,495	61,985	81,480
Restricted deposits	107	714	821	10	831
Property, plant and equipment	7,548	115,202	122,750	1,991	124,741

Total assets	16,939	126,127	143,066	63,986	207,052

Current liabilities	6,315	22,071	28,386	5,754	34,140
Long-term debt	1,537	4,493	6,030	1,234	7,264
Asset retirement obligations	6,822	2,000	8,822	799	9,621
Deferred income and mining tax liabilities	-	-	-	2,425	2,425

Total liabilities	14,674	28,564	43,238	10,212	53,450

2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	73,225	58,971	132,196	-	132,196
Cost of sales	60,132	51,766	111,898	-	111,898

Gross profit	13,093	7,205	20,298	-	20,298

Exploration and project evaluation	1,735	771	2,506	1,266	3,772
Administration	-	-	-	7,627	7,627
Loss on disposal of long-term assets	10	132	142	497	639
Other revenues	(63)	(32)	(95)	(7)	(102)
	1,682	871	2,553	9,383	11,936

Operating earnings (loss)	11,411	6,334	17,745	(9,383)	8,362

Financial expenses	83	28	111	-	111
Financial revenues	4	(8)	(4)	(432)	(436)

Earnings (loss) before taxes	11,324	6,314	17,638	(8,951)	8,687

Addition of property, plant and equipment	2,884	20,168	23,052	-	23,052

Current assets	16,727	8,041	24,768	34,790	59,558
Restricted deposits	369	601	970	46	1,016
Property, plant and equipment	8,861	77,184	86,045	2,152	88,197

Total assets	25,957	85,826	111,783	36,988	148,771

Current liabilities	6,918	12,504	19,422	5,299	24,721
Long-term debt	1,513	3,229	4,742	982	5,724
Asset retirement obligations	5,477	1,937	7,414	629	8,043
Deferred income and mining tax liabilities	-	-	-	2,326	2,326

Total liabilities	13,908	17,670	31,578	9,236	40,814

2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	41,563	50,487	92,050	-	(1,837)	90,213
Cost of sales	40,164	47,475	87,639	-	(1,807)	85,832

Gross profit (loss)	1,399	3,012	4,411	-	(30)	4,381

Exploration and project evaluation	2,240	4,532	6,772	1,103	-	7,875
Administration	-	-	-	7,514	-	7,514
Loss (gain) on disposal of long-term assets	(89)	79	(10)	26	89	105
Impairment loss on W Zone Mine	13,472	-	13,472	-	-	13,472
Other revenues	(20)	(132)	(152)	(6)	4	(154)

	15,603	4,479	20,082	8,637	93	28,812

Operating loss	(14,204)	(1,467)	(15,671)	(8,637)	(123)	(24,431)

Financial expenses	62	19	81	1,182	-	1,263
Financial revenues	(4)	(2)	(6)	(523)	3	(526)

Loss before taxes and discontinued operation	(14,262)	(1,484)	(15,746)	(9,296)	(126)	(25,168)

Net loss from discontinued operation	(1,098)	-	(1,098)	-	-	(1,098)

Addition of property, plant and equipment	13,681	27,770	41,451	437	-	41,888

Current assets	11,479	7,710	19,189	17,040	-	36,229
Restricted deposits	107	594	701	2,720	-	3,421
Property, plant and equipment	18,193	62,184	80,377	3,301	-	83,678

Total assets	29,779	70,488	100,267	23,061	-	123,328

Current liabilities	7,876	9,943	17,819	4,458	-	22,277
Long-term debt	1,573	2,912	4,485	711	-	5,196
Asset retirement obligations	5,451	1,662	7,113	490	-	7,603

Deferred income and mining tax liabilities	-	-	-	1,899	-	1,899

Total liabilities	14,900	14,517	29,417	7,558	-	36,975

In 2015, 65% of precious metals have been sold through US financial institutions (59% in 2014 and 67% in 2013).

28.	Approval of Financial Statements

The consolidated financial statements for the year ended December 31, 2015 were approved for publication by the Board of Directors on February 19, 2016.